Exhibit 99.1

News release

Cenovus Energy provides operations update on impact

of Alberta wildfires

Calgary, Alberta (June 1, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is providing an update on its Oil Sands operations following ongoing wildfire activity in northern Alberta. Cenovus is focused on the safety of its people and the integrity of its assets, and all staff are safe. Based on the inspections the company has completed to date, it is not aware of any damage to its infrastructure and would anticipate a full restart of Christina Lake operations in the near term.

As a precaution, currently only essential personnel are at the Christina Lake oil sands asset, where the company began safely and methodically shutting in production on May 29. Operations will resume as soon as it’s safe to do so. Approximately 238,000 barrels per day of production have been impacted, and the company will provide an update when it is in a position to restart.

Cenovus is closely monitoring the overall wildfire situation in Alberta. The company is grateful for the efforts of its teams who are working tirelessly to keep the company’s people and assets safe, and for the provincial emergency management teams and firefighters keeping communities safe.

Advisory

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “focus”, “anticipate” and “will” or similar expressions, including, but not limited to, statements about: safety; asset integrity; production impacts; and resumption of operations.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information.

For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the periods ended December 31, 2024 and March 31, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

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Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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